UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ROBOMATIX TECHNOLOGIES LTD.
(Name of Subject Company)

ZVI BARINBOIM
SILVERBOIM HOLDINGS LTD.
SPL SOFTWARE LTD.
WORLDGROUP HOLDINGS LTD.
(Names of Persons Filing Statement)

Ordinary Shares, Par Value NIS 1.46 Per Share
(Title of Class of Securities)

M8216J107
(CUISIP Number of Class of Securities)

Andris J. Vizbaras, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

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Excerpt from a proxy statement provided by WorldGroup Holdings Ltd. to its shareholders in connection with their meeting held May 31, 2005.

Following is a review of Robomatix Technologies Ltd. ("Robomatix"):

1.	General

1.1	Robomatix was incorporated under the laws of the State of Israel as a private company on December 28, 1982 and became a public company by special resolution on November 17, 1993. As of January 1994 the shares of Robomatix are registered for trade in the USA. The shares of Robomatix are registered for trade on the OTC Bulletin Board under ticker RBMXF.OB.

1.2	Upon its incorporation the business of Robomatix was in the following fields: (i) Robotic components; (ii) laser based appliances; and (iii) other technological developments. In 1996 Robomatix sold part of its activities in these fields. In the years 1997 and 1998 Robomatix was mainly active in providing technical support and maintenance services for systems sold by it in prior years. During the year 1999 Robomatix ceased its activities in all of the above three fields.

1.3	Silverboim Holdings Ltd. ("Silverboim") purchased the control of Robomatix in December 30, 1999. After the change of control Robomatix concentrated its efforts on fund raising in order to allow it to enter new activities. As of today, the activities of Robomatix focus on the purchase of holdings in companies in the technological, internet and communications fields or in the purchase of other active companies.

1.4	Robomatix has two employees, the CEO of the Company and a bookkeeper. In addition, Robomatix has received, as of January 1, 2000, management services from its controlling shareholder, Silverboim, in accordance to the management agreement entered into between Robomatix and Silverboim on November 15, 2000. In accordance with the management agreement in consideration for management services, consulting and support Robomatix paid to Silverboim a monthly fee of $10,000, plus VAT, and reimbursement of expenses. In addition, Robomatix and Silverboim entered in October 2000 into a services agreement, effective as of January 1, 2000, pursuant to which Silverboim provided to Robomatix administrative services, including secretarial and computer services, office space and the payment of related expenses. The service fees under this agreement are based on actual expenses up to $5,000 per month, plus VAT. The above agreements are for a period of five years.

1.5	As above stated Robomatix is a holding company. The activities of Robomatix are performed through its subsidiaries, detailed herein. This report shall include details of each of the activities separately:

1.5.1	Tadiran Telecom Communication Services in Israel Limited Partnership – Robomatix is the limited partner in Tadiran Telecom Communication Services in Israel Limited Partnership, holding 89.1% of the limited partnership. The general partner is Tadiran Telecom – Communication Services in Israel Ltd., which holds 1% of the limited partnership. Robomatix holds 90% of the issued share capital of the general partners. For further details see section 2 below.

1.5.2	Franz Kalf GmbH – Robomatix holds through a Dutch subsidiary, Mersa Holdings B.V., 100% of the issued share capital of Franz Kalff, a private German company. For further details see section 3 below.

1.5.3	eLady Ltd. – Robomatix holds through a Dutch subsidiary, Hillsborough Holdings B.V., 24.31% of the issued share capital, on a fully diluted basis of Belas Holdings B.V. ("Belas"). In addition, Robomatix holds 36.11% of the issued share capital of Niponet Holdings Ltd., a private Israeli company, which holds 8.85% of the issued share capital, on a fully diluted basis, of Belas. Belas holds 75.53% of the issued share capital, on a fully diluted basis, of eLady Ltd., and thus Robomatix holds indirectly approximately 20.78% of the issued share capital of eLady Ltd., a private Japanese company. For further details see section 4 below.

1.5.4	Leader Tech Ltd. and Dirad Technologies Management (2000) Ltd. – Robomatix holds approximately 3.8% of the issued share capital of Leader Tech Ltd., a public Israeli company whose shares are traded on the Tel Aviv Stock Exchange. In addition, Robomatix holds approximately 5% of the issued share capital of Dirad Technologies Management (2000) Ltd., a private Israeli company. For further details see section 5 below.

1.5.5	Israel Land Development Insurance Company Ltd. – Robomatix holds approximately 0.45% of the issued share capital of Israel Land Development Insurance Company Ltd., a public Israeli company whose shares are traded on the Tel Aviv Stock Exchange. For further details see section 6 below.

1.6	The composition of the shareholders of Robomatix, as of the date of this report, to the best knowledge of WorldGroup Holdings Ltd. ("WorldGroup") is as follows:

Name of Shareholder	Number of Shares	Percent of Issued Share Capital
Silverboim	8,273,150	60.84
Gilex Holdings B.V.	1,200,000	8.82
Zvi Barinboim	87,200	0.64
Ariel Levy	6,000	0.04
SPL Software Ltd.	19,092	0.14
Public	4,014,184	29.52
TOTAL	13,599,626	100.00

1.7	Employees Robomatix has two employees, a CEO and a bookkeeper. Robomatix is not dependent on any of its employees.

1.8	Legal proceedings To the best knowledge of WorldGroup, Robomatix is not involved in any legal or administrative proceedings.

2.	Tadiran Telecom – Communication Services in Israel – Limited Partnership ("Tadiran Telecom")

2.1	Terms and Definitions In this report the following terms and definitions shall have the meaning ascribed to them hereunder, unless the context requires otherwise:

"CRM"	Customer Relationship Management
"CTI"	Computer Telephony Integration
"DB"	Data Base
"IP"	Internet Protocol
"TDM"	Time Division Multiplexing
"Composite Products"	A product based on CTI technology – a technology that integrates between switch systems and data systems and allows applications of service centers.
"NTP"	Network Termination Point

2.2	Robomatix is the limited partner in Tadiran Telecom and holds 89.1% of Tadiran Telecom. The general partner in Tadiran Telecom is Tadiran Telecom – Communication Services in Israel Ltd., a private company, registered in Israel, of which Robomatix holds 90% of its issued share capital. Marc Zalcman, or a company under his control, holds 10% in the general partner and in the limited partnership. Marc Zalcman purchased his holdings under identical terms to those of Robomatix. Marc Zalcman has an interest in WorldGroup.

2.3	On July 19, 2004 an agreement was signed pursuant to which Robomatix purchased the activities of Tadiran Telecom Ltd. (hereinafter "Tadiran Company" or the "Company Tadiran") relating to sale, distribution, installation, operation, maintenance and support, in Israel and the Palestinian Authority, of the switchboard systems produced by the Tadiran Company (the "Activity").

2.4	The transaction for the purchase of the Activity was completed on October 6, 2004 and the Activity purchased was infused into Tadiran Telecom which was incorporated as a limited partnership under the laws of the State of Israel on Septemebr 19, 2004.

2.5	Activities and Fields of Business of Tadiran Telecom

The activities of Tadiran Telecom include marketing, sales, distribution, integration, installation, support and services to Coral switchboards in Israel. Tadiran Telecom serves the sole distribution entity for all of the products of the Tadiran Company in Israel, including telephone switchboards, service centers, CTI applications, and Interactive Voice Response Systems ("IVR").

The main fields of activities of Tadiran Telecom include:

•	Marketing and sales of business systems and service centers.

•	Maintenance services for products of the Tadiran Company.

•	Sale, operation and support of IP and CTI applications.

•	Sale, integration and support of Contact Centers.

•	Operation of NTP's – at business buildings and industrial parks.

Tadiran Telecom sells and markets the products through its sales department and through distributors in the market.
Tadiran Telecom focuses its activities in the Israeli market, and holds the largest installed base in the market for the same line of products.
Tadiran Telecom has a NTP license which allows it to market NTP services both in the maintenance model and the operational model.

2.6	Fields of Activities of Tadiran Telecom

2.6.1	Marketing and Sales of Business Centers and Service Centers
As part of the transaction for the purchase of the Activity, Tadiran Telecom received an exclusive franchise to sell, market, distribute and install of switchboards and applications related to Coral switchboards in the State of Israel as well as a non exclusive permit in the Palestinian Authority.

Tadiran Telecom markets and sells business communication systems that are intended to serve both large and small organizations. These systems include switchboards in all sizes from a small number of extensions and up to thousands of extensions, all in accordance with the type and needs of the client.

In general, the sale of the switchboard systems is accompanied by the sale of complementary products including, voice mail, systems for registration of calls, intercom systems, IVR systems and so forth.

2.6.2	Maintenance Services for the Products of the Tadiran Company The activities of the maintenance services and the Service Center for the switchboards and applications of the Tadiran Company were an inseparable part of the Activity purchased from the Tadiran Company. Tadiran Telecom purchased the Service Center which includes approximately 30 service personnel and approximately 40 technicians and other employees through which Tadiran Telecom provides solutions to malfunctions, changes, relocation of switchboards and operation of new switchboards sold as part of the sale of equipment and applications in Israel. The department supports approximately 4,500 switchboards, complementary systems and other applications.

The Service Center of Tadiran provides services to all of the clients of Tadiran that in fact are a cross section of the business community is Israel.

Tadiran Telecom has adopted a strategy of One Point of Contact to the client. Namely, that products or applications supplied by Tadiran Telecom to a client, shall receive support services from Tadiran Telecom and not from the manufacturers themselves.

This strategy is meant to provide an easier solution to the client by providing a comprehensive solution by one entity instead of the client being required to approach a number of product suppliers in order to receive support services.

2.6.3	Sale, Operation and Support of IP and CTI Applications
The IP and CTI applications form one of the developing fields in business communications. These applications integrate within them the voice systems and the data systems and new applications which the IP telephony today allows their implementation more easily.

Examples of such applications are interactive voice messaging, systems for "pop up" screens upon response to clients, distancing of extensions and receptionist from the main center, work from home and so forth.

2.6.4	Sale, Integration and Support in Contact Centers Tadiran Telecom markets and sells two different technologies in this field:

(i)	A line of Composite Products – manufactured by the Tadiran Company.

(ii)	A line of Aspect Products – products that the Tadiran Company represents in Israel. The sale of these products includes, among others, the sale of integration services with CRM systems and with DB systems of the client.

Tadiran Telecom employs a number of employees whom specialize in the professional services which are engaged in the establishment and support of such systems.

The telephonic Contact Centers specialize in keeping customers and telemarketing and serve as information centers and service centers for electronic trade, conducting of surveys and as a telephonic support center.

2.6.5	The Operation of NTP in Business Buildings and Industrial Parks
Tadiran Telecom has recently entered the field of operation of NTP services in industrial parks. As part of this service Tadiran Telecom provides the user with peripheral equipment of switchboards while all the maintenance services, purchase and payment to the product suppliers and telephone bills are under the responsibility of Tadiran Telecom. In consideration for this service the client is charged a fixed monthly fee for the equipment and payment of the telephone charges. Tadiran Telecom is at a pilot stage of this activity. In accordance with the results of this pilot activity Tadiran Telecom shall decide whether to expand this field of activity or not.

2.7	Licensing, Taxation and Governmental Supervision

2.7.1	Licensing
In accordance with the law of the State of Israel the marketing of communication equipment which connects to the public network requires certain permits from the Ministry of Communications. These permits are given to the company importing the equipment or to the local manufacturer. The permits require meeting certain technical specifications of the Ministry of Communications.

A condition to receive such permits from the Ministry of Communications is meeting the standard required by the Standards Institution of Israel. All communication equipment which is to be connected to the public network requires the approval of the Standards Institution of Israel.

2.7.2	NTP License Tadiran Telecom owns a NTP license. The NTP license defines the telecommunications services and telecommunications activities permitted by the license.

The owner of the NTP license may, subject to the terms of the license, provide NTP services which include the following activities:

•	Installation, connection and maintenance of peripheral equipment, Bezeq (Israel's national telecommunication provider) lines and other telecommunications means at the client's premises.

•	Preparation and connection of Bezeq, Bezeq cables and peripheral equipment in the client's premises to the national Bezeq network.

•	Ordering and receiving of national Bezeq lines under the name of the licensor, to be connected to the client's premises and putting them as the client's service.

•	Representation of clients towards the national operator or other communication suppliers in ordering lines for the use of the client, coordination, providing notice of malfunctions, payment of installation fees and member fees.

•	Purchase of peripheral equipment and Bezeq infrastructure.

•	Establishment and operation of the required control means required to ensure the operation of the system.

On September 28, 2004 Tadiran Telecom received the NTP license which is valid until September 30, 2009.

This license was granted subject to meeting strict standards detailed in the license.

2.7.3	Cancellation of the License The NTP license may be cancelled or suspended prior to the expiration of the license, in the following events:

•	Refusal to provide certain information to the Minister in charge or anyone on the Minister's behalf or in the event that false information was provided.

•	The licensor acted in such a way that hurt the competition in the field of telecommunications and specifically in the field of NTP.

2.7.4	Taxation
Telephonic switchboards in Israel are required subject to a purchase tax at the rate of 15%. This tax is imposed equally on the manufacturers and importers. The tax is imposed on all components of the switchboard.

2.8	Competitors and the Positioning of Tadiran Telecom in the Market

2.8.1	Competitors in the Field of Private Switchboards
There are certain companies in Israel that are active in the field of business switchboards. Two companies – Telrad and Tadiran Company – manufacture and develop equipment while the other companies import systems, or are international companies which operate through Israeli subsidiaries which work with local distributors.

2.8.1.1	The principal competitors of Tadiran Telecom in Israel are as follows:

Eurocom - Eurocom imports Panasonic products in the switchboard field of up to 500 extensions. The field in which Panasonic significantly competes with Tadiran Telecom is the switchboard field of up to 64 extensions. Eurocom is active in direct distribution of switchboards, specifically to institutions and is well connected with small to mid distributors.

Bezeq-Call - Bezeq-Call imports LG products in the switchboard field of up to approximately 300 extensions and specifically in the low range of up to 30 extensions. The activities of Bezeq-Call are based on direct distribution only. Bezek-Call serves as a distributor of other companies as well, such as: Tadiran Company (it is hereby clarified that Bezeq-Call is a distributor of Tadiran Telecom), Nortel, Cisco and Telrad.

Nortel - Nortel is active in Israel through four distribution companies: Bezeq-Call, Globlcall, Bintael and Teldor. The products of Nortel are very advanced and it is mostly active in the switchboard field of 150 extensions and above. Nortel has one of the largest installed bases in Israel.

Telrad Connegy – Telrad Connegy has switchboard products of up to 1,000 extensions (the Star Line) and its prices are usually low. The distribution of the switchboards is done directly by Telrad Connegy and by a number of distributors such as Globlcall, Tzodkevich and others. Telrad Connegy is the second largest manufacturer of business switchboards in Israel.

Avaya – Avaya is a US company active in Israel in the past six years. Avaya has based its position especially in the field of support switchboards at Service Centers and specifically in the higher number of extensions – namely hundreds of extensions and up. Recently Avaya has also entered the field of Contact Center. The products of Avaya are among the leading products in the USA and the world. The distribution of these systems is done through Mitvoch & Sons, Ness Technologies, Netcom and Binat.

Alcatel – Alcatel has advanced switchboards but their sales in Israel are not substantial as the distribution means chosen so far have not acted in an aggressive manner and were not successful in penetrating the Israeli market in a meaningful way.

2.8.2	Competitors in the Service Centers Field The activity in the field of Service Centers may be characterized in two fields:

•	Centers with hundreds of agents (150 agents and up) (the "High Zone").

•	Centers with up to 150 agents (the "Mid to Low Zone").

Competitors in the High Zone

Genesis - Genesis is represented in Israel by IBM and Ness Technologies. Genesis offers software which may be integrated with Nortel and Avaya switchboards. The purchase of a Genesis system by a client of Tadiran Telecom causes a loss both of the service and of the switchboard that was installed in the old service center and Tadiran Telecom used to support.

Avaya – Avaya has as of today one principal installation in Israel, in a teleprocessing center in Carmiel, and has recently won a service center for the Mirs Company. The company is represented in Israel in distribution of service centers by Mitvoch & Sons and also has a distribution agreement with Leadcom which has recently transferred it to Teldor with the sale of the telephonic activities to Teldor. The switches of Avaya serve both Ness Technologies and IBM for integration in different sites with the Genesis system. Avaya has signed a distribution agreement in the field of Service Centers also with the Matrix Company.

Competitors in the Mid to Low Zone

In this field there are a number of competitors with technologies developed in Israel:

CT – Ware – CT-Ware is a company of the Elgadcom Group, and has a system which includes connectivity to the public network and therefore does not require integration with any switch. CT-Ware directly distributes its products.

Easyrun – Easyrun has developed an interactive systems to the Coral and other systems. Easyrun directly distributes its system in Israel and has distributors aboard.

Nortel – Nortel has an advanced system, Simpossium, which is based on the Nortel switch. The product is marketed in Israel by the Nortel distributors and specifically Binat, Bezeq-Call and Globlcall.

Cisco – Cisco has an IP product which is distributed by Bezeq-Call and IBM. Cisco has only a few installations in Israel, among them, the First International Bank and the Municipality of Rishon Le'Zion. The product of Cisco may also reach the High Zone but such an installation has not yet taken place in Israel.

Recently two new companies have entered the activities in the Mid to Low Zone, Interactive Intelligence and CosmoCom. The first has not yet installed an impressive installation in the switchboard market however CosmoCom represents a product with a new service – Call Center on Demand. Namely, an IP system that allows the sale of Service Center services by installing the extensions in the premises of various clients actually connected to one central switchboard and the client receives all of the advanced Service Center services. The company has had 2-3 projects in the past year.

2.8.3	Additional Factors which Affect the Competitions in the Market
The NTP companies serve in two positions that affect the competition in the market. On the one hand they serve as another link in the distribution chain of switchboards while on the other hand they serve as operating companies in industrial parks and business buildings. In their position as operating companies they serve on the one hand as a potential client for the purchase of equipment while on the other hand they compete with the final client by selling to it a different product – the provision of communication services against payment of a monthly fee – a form of sale that is of substantial competition and whose prices are affected by different business models.

New companies that are competing in the market in the past few years are integration companies from the data communications field. Their entering the market is as a result of the technological turnaround and the passage from TDM technology to IP technology. This turnaround has brought with it new products from companies that until recently have been active in the filed of data communications:

Cisco – Cisco has a line of switchboards which supports thousands of extensions including Contact Center applications. These products are marketed especially by Bezeq-Call and Netcom. Bezeq-Call is also a main supplier of the telephonic products of Cisco.

3Com – 3Com has a line of switchboards of up to approximately 700 extensions. 3Com has chosen a distribution network that as of today has not advanced it substantially. The new IP products sold in the market are sold mostly by integrators from the data communications field, such as Netcom Communications, Teldor and Binat.

It should be noted that the IP systems are at an early stage of penetration but the beginning of the competitions are already felt and are mostly affected by the transfer of responsibility from the communications managers to the information system managers.

2.8.4	Competitors in the Field of Client Support
Tadiran Company and Tadiran Telecom have not sold, as of the date hereof, know how regarding provision of maintenance services to any entity in the State of Israel. However, in the past few years there are new competitors in this field by a number of companies that have been able to independently develop this capability by hiring technicians that have resigned from the Tadiran Company.

There are three main companies that compete with Tadiran Telecom in the field of maintenance but maintain working relationships with Tadiran Telecom as they are distributors of the products of the Tadiran Company. The three companies are Bezeq-Call, Globlcall and Gil VA.R Telecom Systems.

2.8.5	The Positioning of Tadiran Telecom in the Market vis-à-vis its Competitors
Despite Tadiran Telecom being a new limited partnership, its activities are well known in the market as its activities were part of large divisions in the Tadiran Company and ECI Telecom Ltd. The sales operations and client support of Tadiran Telecom have gained much reputation in the Israeli market throughout the years under the Tadiran Company and ECI, as above detailed, and such operations hold a substantial share of the market.

The private telephone switchboards in Israel may be divided into four major groups which scope of sales, in number of switchboards, during the year 2003 are detailed below:

Market Segment	# of Switchboards in 2003	Market Share
Switchboards of up to 32 ports ("Low Market Segment")	3600-3700	83%
Switchboards of 32 ports to 100 ports ("Mid Market Segment")	650-700	15%
Switchboards of 100 to 500 ports ("High Market Segment")	60-80	2%
Switchboards of over 500 ports ("Ultra High Market Segment")	10-12	minimal

The data provided in the above table is based on information provided by BDI and that was received by Tadiran Telecom. It is Tadiran Telecom's management estimation that there have not been material changes in the above data during the year 2004.

Tadiran Telecom markets switchboards in all four market segments above details. In the table below you can see the relative market share of Tadiran Telecom in each of the segments in the year 2003.

Market Segment	Tadiran Market Shares	Position of Tadiran relative to other companies
Low Market Segment	8%-12%	3rd Place
Mid Market Segment	27%-33%	1st Place
High Market Segment	29%-34%	2nd Place
Ultra High Market Segment	30%-36%	2nd Place (identical to 1st place)

The data provided in the above table is based on information provided by BDI and that was received by Tadiran Telecom. It is Tadiran Telecom's management estimation that there have not been material changes in the above data during the year 2004.

In the field of client support, Tadiran Telecom holds numerous service agreements with clients part of which are for periods of 2-3 years.

Tadiran Telecom serves as a subcontractor of Bezeq-Call for maintenance of hundreds of thousands of extensions. Tadiran Telecom has the largest number of extensions in the market as can be seen from the table below.

Following is a table that describes the number of extension in the year 2003 which are maintained by the leading companies in the market:

Name of Maintenance Provider	Estimate of Number of Ports in Use (in thousands)	Share
Bezeq-Call*	575-625	37%-40%
Tadiran Company (the Activity purchased)	325-375	21%-25%
Globlcall	225-275	14%-18%
Telrad Connegy	150-200	10%-12%
Others	150-200	10%-12%
	1500-1600	100%

* - of the total number of extensions of Bezeq-Call, approximately 200,000 are maintained by Tadiran Telecom as a subcontractor.

The data provided in the above table is based on information provided by BDI and that was received by Tadiran Telecom. It is Tadiran Telecom's management estimation that there have not been material changes in the above data during the year 2004.

2.9	The Products Marketed by Tadiran Telecom Tadiran Telecom markets and sells the following products:

•	Telephonic switchboards and complementary systems.

•	Contact Centers.

•	CTI applications.

2.9.1	Telephonic Switchboards Tadiran Telecom markets the line of Coral switchboards, at a large range of extensions, as from small number of extensions and up to 6,000 extensions.

In general, the sale of the switchboard systems is accompanied by the sale of complementary products including, voice mail, systems for registration of calls, intercom systems, IVR systems and so forth.

2.9.2	Contact Centers Tadiran Telecom markets and sells two different technologies in this field, as detailed in Section 2.6.4 above.

2.9.3	IP and CTI Applications Tadiran Telecom markets and sells IP and CTI applications, as detailed in Section 2.6.3 above.

2.10	Clients of Tadiran Telecom
Tadiran Telecom has clients from different fields. This is a result of it having the largest number of switchboards in the switchboard market of 32 extensions and above. Tadiran Telecom is a large and important supplier of the IDF in the field of business systems and of the Israel Police and is the sole supplier of the Holiday Inn, Dan Hotels, Caesar Hotels, Bank Discount, Dead Sea Factories, and many other clients.

Tadiran Telecom has a number of clients of which the income from is 10% or more of Tadiran's Telecom total income.

	Field of Activity	% of Tadiran Telecom Income	% of Business Segment (service or sale of equipment, as applicable)
Client A	Service	16.7%	31%
	Sale of Equipment	5.8%	12.5%
Client B	Sale of Equipment	14.3%	31.2%

Client A has extended the agreement between him and Tadiran Telecom for an additional period of three and a half years, namely until June 30, 2008. The expected income of Tadiran Telecom from this agreement comes to approximately $4.5 million per year.

2.11	Suppliers
In order to sell the equipment to its clients and provide the different application services Tadiran Telecom purchases its products from one supplier – Tadiran Company. Tadiran Telecom is the exclusive distributor of the Tadiran Company products in Israel. Tadiran Telecom purchases over 90% of its purchases from Tadiran Company.

The prices of the products were set as part of the agreement for the purchase of the Activity, dated July 19, 2004, and are based on the price list of Tadiran minus a certain discount, which changes from time to time.

2.12	Employees

2.12.1	As of December 31, 2004, Tadiran Telecom employed 128 employees, following are details regarding the manpower:

Department	Number of Employees
Management	5
Engineer	1
Technicians and practical engineers	58
Sales and Marketing	21
Client Services	25
Administrative	12
Programmers	6
TOTAL	128

Tadiran Telecom is not dependent on any of its employees.

2.12.2	Employment Agreements
The employees of Tadiran Telecom are all employed on the basis of a personal employment agreement. The employees were transferred to Tadiran Telecom from the Tadiran Company while maintaining their social benefits towards the past and the future.

Tadiran Telecom undertook to act to the best of its ability and to take all actions at its disposal to sign a special collective agreement for the service employees to be employed by it. Tadiran Telecom took upon itself all undertakings the Tadiran Company had towards any of the employees or the representatives of the employees.

Tadiran Telecom undertook for a period of 15 months, as of October 1, 2004, not to terminate the employment and not to provide prior notice of termination of employment, except for exceptional cases.

As part of the purchase of Activity agreement certain arrangements with the employees were defined. Part of the employees have an arrangement of sort of early pension and other employees have an arrangement of increased severance payment (herein collectively – the "Security Net"). As of December 31, 2004 the total sum of the Security Net was approximately NIS 26.5 million. Over time the amount of the Security Net is to gradually be reduced until the end of the year 2011.

In addition, Tadiran Telecom undertook to provide bank guarantees to secure the Security Net payments, at a rate that shall not be lower than 25% of the updated Security Net of the employees and in no event shall such guarantee be less than NIS 6.75 million. Moreover, Tadiran Telecom undertook to guarantee an additional 25% of the Security Net as follows: Robomatix shall pledge at a fixed pledge of the second degree, after the banks, all its rights in Tadiran Telecom; Tadiran Telecom undertook not to create a pledge over its assets; as well as the deposit of a security check by the general partner.

2.12.3	Options to Employees
As part of the agreement for the purchase of the Activity the employees of Tadiran Telecom are entitled to options in Robomatix in accordance with an Option Plan in accordance with Section 102 of the Israeli Income Tax Ordinance. Robomatix issued to employees of Tadiran Telecom, managers and directors options to purchase approximately 19.5% of the issued share capital of Robomatix, at an exercise price per share of 77 cents. The vesting period of the options is for four years, of which the first vesting date is December 30, 2004; the second vesting date is December 30, 2005; the third vesting date is December 30, 2006; and the fourth vesting date is December 30, 2007. The exercise period of the options is five years from the date of grant. The vesting periods shall be accelerated in the event of change of control in the Company. In the case of the proposed tender offer the acceleration provision shall not apply. In addition, Robomatix undertook to issue to the service employees of Tadiran Telecom additional options to purchase up to an additional 5% of the issued share capital of Robomatix, at a price per share of 77 cents. The vesting period of such options shall be three years, of which the first vesting date shall be October 1, 2005, the second vesting date October 1, 2006, and the third vesting date October 1, 2007. The exercise period of such options shall be ten years, and in any event shall not exceed three years from the date of termination of employment between the employee and Tadiran Telecom.

2.12.4	Legal and Administrative Proceedings
To the best knowledge of WorldGroup Holdings, there is one legal proceeding in which Tadiran Telecom is involved. It is an appeal filed by the Tadiran Company together with Tadiran Telecom regarding the results of a tender for the provision of maintenance services in Maccabi Health Services.

2.13	Extraordinary Transactions

2.13.1	The Purchase of the Activity from the Tadiran Company

2.13.1.1	On July 19, 2004 an agreement was signed pursuant to which Tadiran Telecom purchased all of the activities of the Tadiran Company, relating to the sale, marketing, installation, operation, maintenance and services of the switchboards manufactured by the Tadiran Company in Israel. The transaction was completed on October 6, 2004. It was agreed between the parties that the record date for the transfer of the Activity is April 1, 2004. As of such date Tadiran Telecom is entitled to all the profits resulting from the purchased Activity.

On the date of closing the Tadiran Company transferred to the ownership of Tadiran Telecom the following assets and agreements:

•	fixed assets;

•	the rights of the Tadiran Company in the appropriations and pension funds of the employees transferred to Tadiran Telecom;

•	all the rights and undertakings of the Tadiran Company relating to the Activity;

•	all the licenses held by Tadiran Company relating to the provision of services to clients;

•	databases of all the clients in Israel;

•	indemnification rights of ECI Telecom Ltd., relating to past employees of ECI Telecom Ltd. that have become employees of Tadiran Telecom;

•	inventory;

•	agreements with clients– all the agreements and arrangements with clients in the field of Activity, except for leasing agreements;

•	agreements with suppliers;

•	supply agreements and distribution agreements within Israel alone, for the distribution, marketing and sale of the products.

2.13.1.2	At the closing of the transaction, the parties entered into a number of additional agreements:

•	Option issuance agreement pursuant to which Robomatix is to issue options to purchase ordinary shares to the Tadiran Company;

•	Marketing agreement which grants Tadiran Telecom the exclusive right to market the Tadiran Company's products in Israel and a non exclusive right to market such products in the Palestinian Authority;

•	Products services support and R&D support agreement.

•	Agreement for the receipt of services and sublease.

•	Agreement for the transfer of rights and undertakings relating the cars leased by the Tadiran Company;

•	Right to use the trade mark and trade name of Tadiran Telecom;

•	Agreements regarding marketing and sale of the Contact Center products.

2.13.1.3	As part of the purchase of the Activity Tadiran Telecom undertook to accept all the transferred employees after receipt of the approval of such employees to continue their employment in Tadiran Telecom, in accordance with their terms of employment and the rights they are entitled to as part of their position with the Tadiran Company, including the continuation of the collective agreements.

Simultaneously, the Tadiran Company declared that it has transferred to the required funds the balance of the amounts the transferred employees were entitled to by law or agreement, for their severance payment if they would have been fired on March 31, 2004, except for the employees rights pursuant to the Security Net. In addition, the Tadiran Company declared that it has made all allocations required to the pension funds on account of the employees and the Tadiran Company, as of July 1, 2001 until March 31, 2004, and has signed the transfer of the rights in such pension funds under the name of Tadiran Telecom.

It was agreed between the parties that in the event an employee shall terminate his employment with Tadiran Telecom, whether by the employee or by Tadiran Telecom, and Tadiran Telecom shall pay to such employee the value of such employee's accumulated vacation days, then the Tadiran Company shall bear half of the value of such accumulated vacation days, in accordance with the rules set out in the agreement.

In accordance with a calculation conducted for March 31, 2004, the sum of the undertakings taken by Tadiran Telecom is approximately $6.9 million, in accordance with the following division: (i) vacation allocation approximately $715,000; (ii) the balance Security Net.

2.13.1.4	The consideration for the purchase of the Activity is as follows:

•	On October 6, 2004 Tadiran Telecom paid to the Tadiran Company a sum of $3.7 million.

•	On March 31, 2005 Tadiran Telecom paid to the Tadiran Company a sum of $1.5 million.

•	On March 31, 2006 Tadiran Telecom is to pay to the Tadiran Company a sum of $1 million.

•	On March 31, 2007 Tadiran Telecom is to pay to the Tadiran Company a sum of $0.5 million.

Against each of the last two payments the Tadiran Company shall provide Tadiran Telecom with products worth $250,000 for no consideration.
The payments are conditioned on that on each of the relevant date of payments the Tadiran Company, or another entity to which the rights of Tadiran Company shall be assigned, shall have commercial activity in the field of switchboards development as well as the Tadiran Company employing, whether directly or indirectly, at least 10 product R&D personnel.

•	On the basis of profits resulting from the purchased Activity during the second and third quarters of the year 2004, Tadiran Telecom was credited $1.8 million.

2.13.1.5	Following are details of the additional agreements signed between Tadiran Telecom and the Tadiran Company following the purchase of the Acitivity:

Distribution Agreement

On July 19, 2004 a Distribution Agreement was signed pursuant to which the Tadiran Company nominates Tadiran Telecom to sell its products and provide all services related thereto in Israel and the Palestinian Authority. In accordance with the Distribution Agreement Tadiran Telecom may sell the products through sub distributors and shall be obligated to continue to sell to the manufacturers that have valid distribution agreements with the Tadiran Company.

The Tadiran Company shall sell its products to Tadiran Telecom in accordance with its price list minus a certain discount which varies from time to time.

The Distribution Agreement contains a provision regarding mutual exclusivity, such that on the one hand Tadiran Telecom shall purchase and market only products of the Tadiran Company (except for products that do not compete with the products of the Tadiran Company) and on the other hand Tadiran Company shall sell its products in Israel only through Tadiran Telecom. This exclusivity is for a period of seven years and may be extended by mutual agreement.

Support of Composite Products

As part of the Distribution Agreement the parties agreed on technical support of projects and development of composite products.

The support shall be divided between Tadiran Telecom which shall provide support in all matters relating to user training, repair of documented malfunctions, different installations and new installations of workstations, change of definitions and repair of any other malfunction for which training and/or written information was provided, as well as malfunctions that may require expert knowledge (professional service).

Tadiran Company shall support software improvements and upgrades to be provided by R&D personnel. For such support Tadiran Telecom shall pay the Tadiran Company 25% of the amounts received from the client. Tadiran Telecom shall have exclusivity over the composite products until December 31, 2005.

Support of Aspect Products
Since Aspect is a product of a third party manufacturer which has an agreement with the Tadiran Company and the Tadiran Company does not have exclusivity over such product it was agreed that as part of the Distribution Agreement that Tadiran Telecom shall provide support, as a subcontractor of Tadiran Comapny in all matters relating to user training, repair of documented malfunctions, different installations and new installations of workstations, change of definitions and repair of any other malfunction for which training and/or written information was provided, as well as malfunctions that may require expert knowledge (professional service). In consideration for such services Tadiran Telecom shall be entitled to all consideration received from such clients. Tadiran Telecom shall pay Tadiran Company and Tadiran Company shall pay the Aspect company for providing improvements and upgrades to the software to be provided by R&D personnel and shall pay for other charges of the Aspect company.

Tadiran Telecom shall purchase software and hardware licenses of the Aspect products from Tadiran Company in consideration for a brokerage fee and/or handling fee at a rate of 8% of the sale price.

As of December 31, 2005, and if the parties decide to extend the mutual exclusivity the parties shall make effort to assign the agreement with Aspect to Tadiran Telecom.

Both the support of the Composite products and the support of the Aspect products are not substanital to the business of Tadiran Telecom.

Agreement for the Issuance of Options
On October 6, 2004 an agreement was signed between Tadiran Company and Robomatix regarding the issuance of options. Pursuant to this agreement Robomatix granted to Tadiran Company options to purchase 1,674,403 Ordinary Shares of Robomatix, par value NIS 1.46 each, which constitute, as of the date of this report, approximately 8% of the issued share capital of Robomatix on a fully diluted basis (including the grant of options to the employees of Tadiran Telecom). The exercise price of the options is 70 Cents. The options are exercisable until October 6, 2007.

2.14	Backlog

Quarters	Backlog – in NIS thousands as of December 31, 2004
Q1 2005	9,760
Q2 2005	4,541
Q3 2005	5,800
Q4 2005	5,252

2.15	Risk Factors

The principal business activity of Tadiran Telecom, telephonic switchboards, is in a phase of development. The traditional TDM technology which has been used until today in the market of switchboards is changing to IP technology.

It is true that a number of companies, among them Tadiran Telecom, has integrated this technology in their traditional switchboards but there is no doubt that the field is developing towards new systems based on soft switch which use IP technology which will provide it with new and advanced capabilities.

In addition the contact person of Tadiran Telecom in each of the organizations was until today the communications manager in such organization. This has recently changed and the person making the decisions regarding the telephony system in each organization is the IT manager, who is familiar with the data communication manufacturers and less so with the voice systems manufacturers. Moreover, the communication advisors are also changing and their demands are not as familiar to the traditional business systems suppliers as in the past.

These changes obligate Tadiran Telecom to upgrade its marketing, distribution and service operations to the new IP business surroundings.

Client support is another field which has been greatly affected by rising competition. The prices of the different companies in this field have a direct effect on the prices in this market.

Even though the latest software version in the Tadiran Telecom systems may not be penetrated by unauthorized personnel, there are still a substantial amount of such systems which are in the market and which may be penetrated by unauthorized persons. One of Tadiran Telecom's business objectives is to enter into long term agreements with its clients. The sale of applications to clients is one way of forming such long term relationships.

In the field of Contact Centers, the entrance of CosmoCom into the market brings with it competition of a different business model than that was customary until today, as it allows a fundamental decrease in prices to the client. Nonetheless, it is still not clear if and what market share such a model shall be able to take being a new player and since it does not allow full privacy to the client in a very sensitive area of its business.

2.16	Data Regarding Income and Profit From Operation of Tadiran Telecom

Following is data regarding income of Tadiran Telecom in accordance with the principal sevices provided by it and regarding gross profit in each of these fields:

Field of Activity	Q4 2004 Thousand NIS	Q1-Q3 2004 * Thousand NIS	2003* Thousand NIS
Marketing and sale of Business Systems and Contact Centers	11,748	25,384	54,657
Maintenance Services for Tadiran Company products	13,913	38,632	49,685
TOTAL	25,661	64,016	104,342
Gross Profit of Services	49.4%	47.1%	45.4%
Gross Profit on Sales of Equipment	17.7%	17.8%	20.6%

  * The data appearing in the table above are unaudited proforma data.

  There is no data regarding the operation of the NTP Centers in business buildings   and industrial parks as it is a new activity in pilot stage.

3.	Franz Kalff GmbH ("Franz Kalff")

3.1	Robomatix holds, through a Dutch subsidiary, Mersa Holdings B.V. ("Mersa"), 100% of the issued share capital of Franz Kalff.

3.2	Franz Kalff was incorporated under the laws of Germany in 1883 and was originally engaged in the processing of cotton and production of bandages. In the late 1980's the share capital of Franz Kalff was purchased by Gilex, at which time Franz Kalff had already been engaged in the business of manufacturing and selling first aid kits. In 1996, following several unprofitable years, Franz Kalff decided to discontinue the in-house manufacturing of first aid kits and focus on marketing and sale while engaging outside contractors and suppliers to manufacture the first aid kits. As a result, approximately 150 employees were released and portions of the production facilities and warehouses were leased to third parties. Since 1997 Franz Kalff has shown profit.

3.3	In January 2001 Mersa purchased all of the outstanding share capital of Franz Kalff from Gilex Holdings B.V. ("Gilex"), which at the time of the purchase, held 7.98% of the issued and outstanding ordinary shares of Silverboim Holdings Ltd. and 29.8% of the capital share of Silverboim Holdings, on a fully diluted basis. Franz Kalff was purchased for $9 million. Of the consideration $2.1 million were paid in the form of 1.2 million of the Ordinary Shares of Robomatix, which represented approximately 8.8% of the issued share capital of Robomatix immediately following such issuance. In addition both Gilex and Starmites Corporation N.V. assigned to Robomatix a number of loans previously advance to Franz Kalff that as of the date of this report have been fully repaid.

Mersa loaned from Robomatix $6.3 million of the total consideration and an additional $2.1 million which are the value of the Robomatix shares issued to Gilex. The remaining $600,000 was funded by Mersa by repaying a shareholders loan from Franz Kalff. In order to finance the loan to Mersa Robomaitx took from Bank Hapoalim B.M. a loan in the amount that was equal to $5.5 million. In December 2002 Franz Kalff sold real estate it owned in consideration for $3.5 million and transferred to Mersa and Mersa to Robomatix most of such consideration. The loan from Bank Hapoalim B.M. is being repaid in installments until November 2008 and is linked to the Swiss Frank and bears interest at the rate of Libor + 2.5%. As a security for the return of the loan Robomatix created a floating charge to the benefit of Bank Hapoalim over its assets, its bank account in Bank Hapoalim B.M., all amounts to be received by it from Mersa, whether as dividend or management fees and the bank account of Mersa.

3.4	The Activities and Fields of Business of Franz Kalff

Franz Kalff designs, sells and markets and sells first aid kits for cars, households, institutions and recreational activity and security products for cars (warning triangles, warning suits and light reflectors). Franz Kalff has a number of registered patents in seven countries in Europe. Its leading patent is the Inner Bag that combines information and basic guidance to the user in the casings of the different elements of the first aid kit.

Today Frank Kalff is among the leading suppliers of first aid kits in Germany. The German market is one of the largest markets in the world for first aid kits in light of German legislation which requires all car owners to keep in their car a first aid kit. The growth potential of Franz Kalff is partially based on its renowned reputation over the years as a credible supplier, its loyal clients as well as the adoption of similar legislation to that in Germany in other countries of the European Union.

3.5	Principal Products

Franz Kalff manufactures through contractors, markets and sells a wide array of first aid kits. The principal differences between the various types of first aid kits relate to the intended use of the kit. The first aid kits that are required to be kept in every car and motorcycle must meet very specific standards that are set by the German Institute for Norms, the Deutsche Institut fur Normung.

The products of Franz Kalff are primarily intended for the retail and car manufacturers market. Following is a table of the income in accordance with the marketing channel:

Marketing Channel	Income 2004 in Euro	% of Total Income	Income 2003 in Euro	% of Total Income
Retail	11,458,176	67.3%	8,337,166	63.7%
Car Manufacturers	5,577,592	32.7%	4,751,006	36.3%
Total	17,035,768	100.0%	13,088,172	100.0%

3.6	Licensing and Governmental Supervision

3.6.1	Licensing - Under German law, there are various kinds of certifications required in order to market and sell first aid kits. Franz Kalff was certified under ISO 9002 and EN 46002. As of the date of this report, Franz Kalff is certified under the new standards DIN-ISO 9001:2000, EN-ISO 13485, 9342 EWG and ISO 14001 standards.

3.6.2	Governmental Supervision - As Franz Kalff is in the field of medical products it is subject to governmental supervision.

3.7	Competition and Competitors

Franz Kalff is among the leading providers of first aid kits for cars in Germany. Its major competitors are Paul Hartman AG, Holthaus Medical, Leina Werke and Hans Hepp GmbH.

According to Franz Kalff's estimates, first aid kits that are designed for use in cars and meet the required German Institute specifications are sold primarily through retail stores (approximately 42%), car manufacturers (approximately 34%) and other stores, such as supermarkets, department stores and car accessories stores (approximately 24%). Sales of first aid kits for cars constitute approximately 85% of the total sales of first aid kits while sales of first aid kits for the household sector, industrial sector and recreational activities constitute approximately 7%, 4% and 4%, of the total sales of first aid kits, respectively. However, due to their accessibility, more than half of the first aid kits that are designed for use in cars, are used by consumers in other circumstances, such as in the household, in work places or during recreational activities.

In the year 2004, Franz Kalff was a dominant provider of first aid kits for cars to retail stores and car manufacturers in Germany. In the German market there are five competitors that compete with Franz Kalff. It is difficult to estimate the share market percentages of each competitor, but based on Franz Kalff's knowledge of the German market for first aid kits, it has estimated that sales of its first aid kits constitute more that a quarter of the total sales of first aid kits for cars in the German market.

Although there are several companies competing in the German market for first aid kits, Franz Kalff has maintained its competitive edge by developing its unique inner bag designs and casings and thereby creating a distinguishable product, and by maintaining high quality products. Its continuous success depends on its ability to take advantage of its connections with its present customers, especially in the car manufacturers and retail markets, whose potential is very big, penetrate the market with new products and expand to new areas. In addition, Franz Kalff is to increase its sales in countries outside Germany, both in Europe and outside of Europe, by creating new products, entering into marketing agreement and/or purchasing companies which are active in such markets. Moreover, it is likely that competition will increase as a result of the adoption by other members of the European Union of legislation requiring car owners to maintain first aid kits in their cars. Therefore, maintaining and developing Franz Kalff's connections outside of Germany are also important.

3.8	Marketing
The principal retail store customers of Franz Kalff are Metro-Group, Aldi Nord, Aldi Sud, REWE-Group and Lidl-Group, and the principal car manufacturers customers of Franz Kalff are BMW, Ford-Group and VW (Audi). Franz Kalff is the exclusive provider for Ford and provides specific types of first aid kits exclusively to Audi. Generally, retail stores use only one provider and car manufacturer use one provider for a specific car model. Agreements with retail stores are usually for a term of one to three years, providing for a target quantity, the type of products to be purchased and the terms of payment. Customers are generally provided with a credit period of 30 to 90 days. The retail stores typically assume responsibility for the promotion of the products. Agreements with car manufacturers relate to the period of production of a specific car model and they customarily provide for a 30 days credit period.

3.9	Clients

Following is the distribution of sales in geographical sectors in the years 2003 and 2004:

Country	% of Sales in 2003	% of Sales in 2004
Germany	81.9%	86.5%
Spain	4.1%	4.4%
Italy	0.7%	0.7%
England	9.8%	4.8%
Netherlands	1.0%	0.9%
France	1.9%	1.3%
Other countries	0.7%	1.4%
Total	100.0%	100.0%

Metro Group is a principal customer of Franz Kalff to which sales in the year 2004 constituted 24% and Aldi is another principal customer to which sales in the year 2004 constituted 20%. Except as above detailed Franz Kalff does not have additional customers to which sales are over 10% of the total sales of Franz Kalff.

Metro Group has been a customer of Franz Kalff for the past 14 years while Aldi has been a customer of Franz Kalff for over 9 years.

3.10	Suppliers

Franz Kalff purchases the products for its first aid kits and empty casings from approximately 20 suppliers both in and outside of Germany. The German suppliers mostly provide the products that are required to be sterile. Other supplies are purchased, among others, from Asian suppliers. The first aid casings are purchased from suppliers in the Netherlands and Italy.

Franz Kalff believes that it is not dependant on any particular supplier because there are other alternative suppliers that can provide the required items for similar prices. Since many items comprising the first aid kits are subject to German Institute specifications, Franz Kalff is required to purchase these items from suppliers that are properly certified to provide them.

Usually, Franz Kalff does not enter into written long-term agreements with its suppliers to allow for flexibility in quantities according to market conditions. At the beginning of the engagement, Franz Kalff estimates what would be the scope of its orders for the contract period, which is a year at most, and the supplier sets its prices according to such estimates.

The prices of the first aid kit's items are not inherently volatile. Other than the effect of crude oil prices and cellulose prices, such prices are principally affected by general economic conditions. Crude oil is used for the production of the nylon bags that Franz Kalff purchases for the casing of the first aid kits.

Franz Kalff manufactures first aid kits and Combi Bags through two subcontractors, one of which works at the site of Franz Kalff and produces approximately 60% of all the products of Franz Kalff while the other subcontractor is a company that employs people that are physically and mentally challenged. Both subcontractors are carefully monitored by Franz Kalff and have been partners to production throughout many years and are capable to increase their production in accordance with the demand of Franz Kalff.

3.11	Offices and Rental Agreement
The offices of Franz Kalff are located in Euskirchen, Germany. Franz Kalff entered into a lease agreement with Israel Land Development Insurance Company Ltd. on December 28, 2002. The lease agreement is for a period of fifteen years, namely until December 27, 2017. The annual rental fee is $350,000. As a security of the rental fee of Franz Kalff Robomatix provided to the Israel Land Development Insurance Company Ltd. a bank guarantee in the amount of $350,000.

3.12	Employees As of December 31, 2004 Franz Kalff employed 22 employees in four principal departments.

Number of Employees
Marketing and Sales	6
Development and Quality Control	3
Purchases and Warehouse	5
Administrative	8
TOTAL	22

Franz Kalff is not dependent on any of its employees.

3.13	Legal and Administrative Proceedings To the best knowledge of WorldGroup, Franz Kalff is not involved in any legal or administrative proceedings.

3.14	Interested Party Transaction On January 1, 2004 Franz Kalff signed a Consulting and Management Agreement with Robomatix. Pursuant to such agreement Robomatix is to provide Franz Kalff with management services, which include, among others, consulting in financing, expansion to new markets, assistance in obtaining new products for sale and development of business relationships. In consideration for such services Franz Kalff is to pay Robomatix a monthly fee of €12,000 plus reimbursements of expenses.

3.15	Orders Forecast

The orders forecast for Franz Kalff is as follows:

Quarter	Orders Forecast in Euro
Q1 2005	6,579,982 (based on unaudited numbers)
Q2 2005	2,746,322
Q3 2005	3,035,133
Q4 2005	2,797,141

Franz Kalff customers provide a yearly estimate of the expected orders, when actual orders are received from the car manufacturers sector once a month, from the retail sector a week up to two weeks in advance and the remaining usually order between a week to one month in advance.

As the principal market to which Franz Kalff markets is the retail market there is dependence on the marketing and advertising systems of such customers for the products of Franz Kalff or for products in which the products of Franz Kalff are integrated. Franz Kalff bears part of such advertising costs and in the year 2004 this expense came to approximately €600,000.

3.16	Risk Factors

3.16.1	The dependence of Franz Kalff on the German market is significant since 86.5% of its sales in the year 2004 were to this market. Franz Kalfff is acting to increase its percentage of import while taking advantage of its success and reputation in the German market.

3.16.2	The large customers to whom Franz Kalff is supplying its products are going through a process of centralizing their purchase systems to the world headquarters of such customers. Franz Kalff is acting to strengthen its ties with such headquarters and opening new channels of communication.

3.16.3	In the event Franz Kalff shall lose some of its customers, its earnings shall decrease and profitability shall be hurt. The income of Franz Kalff from its two largest customers was 44% of all its sales in the year 2004. If the business relationship between Franz Kalff and one of such customers shall be terminated, the income may be materially adversely affected.

3.16.4	In the event that the products of Franz Kalff shall cause damage, Franz Kalff may be sued which may harm it reputation and decrease its earnings. Franz Kalff is insures against product liability and to the best knowledge of WorldGroup Franz Kalff has never been sued for its products in the past. However, if such a claim is filed it may harm Franz Kalff's reputation and its sales.

3.17	Extraordinary Events
In the beginning of January 2005 Mr. Gunther Schuftan, the Chief Executive Officer of Franz Kalff for eight years resigned and he was replaced by Mr. Ram Keren, formerly active in the field of the car industry.

4.	eLady Ltd. ("eLady")

eLady is a private company incorporated under the laws of Japan. eLady runs a Japanese Internet site intended for women which sells fashion items.

Robomatix holds through a Dutch subsidiary, Hillsborough Holdings B.V., 24.31% of the issued share capital, on a fully diluted basis of Belas Holdigns B.V. ("Belas"). In addition, Robomatix holds 36.11% of the issued share capital of Niponet Holdings Ltd., a private Israeli company, which holds 8.85% of the issued share capital, on a fully diluted basis of Belas. Belas holds 75.53% of the issued share capital, on a fully diluted basis, of eLady, and thus Robomatix indirectly holds 20.78% of the share capital of eLady.

The total investment of Robomatix in the share capital of eLady came to approximately $6.357. Based on our Board's review of the fair value of our indirect interests in eLady as of December 31, 2000 and December 31, 2001, Robomatix decided to record an impairment loss of $2,000,000 from its long-term investment in eLady in its financial statements for the year 2000 and an additional impairment loss of $1,000,000 in its financial statements for the year 2001. Another impairment loss of $2,218,000 was recorded as of December 31, 2004. As of the date of this report the balance of the investment of Robomatix in eLady is approximately $500,000.

Robomatix holdings in eLady are not substantial to the business and activities of Robomatix.

5.	Leader Tech Ltd. ("Leader")
Leader is a public company incorporated under the laws of the State of Israel whose securities are traded on the Tel Aviv Stock Exchange. Leader is an investment company in the field of technology. Robomatix holds 3.8% of the issued share capital of Leader.

In addition, Robomatix holds 5% of the issued share capital of Dirad Technologies Management (2000) Ltd. ("Dirad"), a private company incorporated under the laws of the State of Israel, which provides management services.

The holdings of Robomatix in Leader and Dirad are not substantial to the business and activities of Robomatix.

6.	Israel Land Development Insurance Company Ltd. ("Land Development Insurance")
Robomatix holds 0.45% of the issued share capital of Land Development Insurance, a public Israeli company incorporated under the laws of the State of Israel whose securities are traded on the Tel Aviv Stock Exchange. Land Development Insurance is active, through a number of subsidiaries, in all aspects of general insurance, life insurance and credit insurance. Robomatix purchased in November 2002 approximately 2.4% of the issued share capital of Land Development Insurance when it was still a private company (the securities of Land Development Insurance were registered for trade in the Tel Aviv Stock Exchange on May 2004). In addition, Robomatix entered into a financial consulting agreement with Land Development Insurance pursuant to which in consideration for financial consulting to be provided by Robomatix Land Development Insurance will pay Robomatix an amount in NIS equal to $57,000 per year. The financial consulting agreement is valid until the end of November 2009.

The holdings of Robomatix in Land Development Insurance are not substantial to the business and activities of Robomatix.

Notice to Read Tender Offer Materials

This is neither an offer to purchase nor a solicitation of an offer to sell shares of Robomatix. At the time the tender offer is commenced, WorldGroup intends to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission containing an offer to purchase, a form of letter of transmittal and other documents relating to the transaction. Robomatix intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction with the U.S. Securities and Exchange Commission. WorldGroup and Robomatix intend to mail these documents to the shareholders of Robomatix. These documents will contain important information about the transaction and shareholders of Robomatix are urged to read them carefully when they become available. Shareholders of Robomatix will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from WorldGroup or Robomatix at: 1 Azrieli Center, Tel Aviv, 67021, Israel, attention: Investor Relations.